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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                              OR 15d-17 THEREUNDER


                             i2 Technologies, Inc.
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                 (Exact name of issuer as specified in charter)


         909 E. Las Colinas Boulevard, 16th Floor, Dallas, Texas 75039
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                    (Address of principal executive offices)

Issuer's telephone number, including area code          (214) 860-6000
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security:       Common Stock, par value $0.00025 per share
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2.  Number of shares outstanding before the change:          25,029,630
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3.  Number of shares outstanding after the change:           29,268,547
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4.  Effective date of change:                  May 15, 1997
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5.  Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                             Acquisition by Merger
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Give brief description of transaction:

     On May 15, 1997, pursuant to an Agreement and Plan of Merger, dated May 15, 1997, Think Systems Corporation, a New Jersey corporation ("Think"), merged with and into TSC Acquisition Corporation, a New Jersey corporation and wholly owned subsidiary of i2 Technologies, Inc. ("i2"), a Delaware corporation, with Think as the surviving corporation. In exchange for the outstanding shares of Think, the Think shareholders collectively received a total of 2,973,001 shares of i2 Common Stock. In connection with such transaction, i2 assumed options to purchase shares of Think Common Stock which are now exercisable for an aggregate of up to 850,325 additional shares of i2 Common Stock.

     Also on May 15, 1997, pursuant to an Agreement and Plan of Merger, dated May 15, 1997, Optimax Systems Corporation, a Delaware corporation ("Optimax"), merged with and into OSC Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of i2, with Optimax as the surviving corporation. In exchange for the outstanding shares of Optimax, the Optimax stockholders collectively received a total of 1,265,916 shares of i2 Common Stock. In connection with such transaction, i2 assumed options to purchase shares of Optimax Common Stock which are now exercisable for an aggregate of up to 106,693 shares of i2 Common Stock.



                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change:                   not applicable
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2.  Name after change:                      not applicable
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3.  Effective date of charter amendment changing name:      not applicable
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4.  Date of shareholder approval of change, if required:    none required
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Date: May 27, 1997                               By:     /s/David F. Cary
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                                                         David F. Cary
                                                         Chief Financial Officer



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